Exhibit 99.1

Attorneys at Law
hunterkmiec.com	James A Hunter 255 West 94th Street, No. 10M New York, New York 10025 t 646 666 0122 f 646 462 3356 hunter@hunterkmiec.com admitted in new york only	Keenan D Kmiec 14020 Old Harbor Lane, No. 107 Marina Del Rey, California 90292 t 917 859 7970 f 646 462 3356 kmiec@hunterkmiec.com admitted in california and dc only

September 28, 2017

The Board of Directors

Destination Maternity Corporation

232 Strawbridge Drive

Moorestown, New Jersey 08057

Fax: (856) 291-9918

E-Mail: rmasciantonio@destinationmaternity.com

investor_relations@destinationmaternity.com

BY FAX, E-MAIL, AND FIRST-CLASS MAIL

Ladies and Gentlemen:

Our firm represents Donna Ann Gabriele Chechele, a stockholder of Destination Maternity Corporation (the “Company”) as of the date hereof. We have been engaged by Ms. Chechele to investigate possible “short-swing” trading the Company’s common stock under Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Act”), 15 U.S.C. § 78p(b).

Based on our investigation, we believe that Orchestra-Premaman S.A. (the “Insider”) may be liable to the Company under Section 16(b) of the Act for the profit realized from the transactions in the Company’s common stock set forth on Exhibit A hereto. We hereby request that the Company seek an accounting and disgorgement of all profit recoverable from the Insider under the Act as a result of all such transactions. Based solely on our investigation and the information available to us as of the date hereof, we currently estimate the total profit recoverable from the Insider at not less than $200,462.

The transactions set forth on Exhibit A hereto were not reported under Section 16(a) of the Act. Although the Insider disclosed those transactions in statements filed under Section 13(d) of the Act, it is possible that additional transactions remain undisclosed. Accordingly, we hereby further request that the Company conduct a thorough investigation of the trading activities of the Insider during all periods not barred by the statute of limitations.

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The Board of Directors

Destination Maternity Corporation

September 28, 2017

Please be advised that, unless the requests herein are satisfactorily addressed within 60 days of the date hereof, we are authorized to pursue all remedies provided under the Act. Kindly contact me if you would like to discuss this matter further.

Very truly yours,

/s/ James A. Hunter

James A. Hunter

Exhibit A

Transactions by Orchestra-Premaman S.A.

in the Common Stock of Destination Maternity Corporation

Date of Transaction	Transaction	Number of Shares		Price per Share (USD)
12/09/2015	Purchase of Common Stock	559,311	(1)	$8.2541	(2)
12/10/2015	Purchase of Common Stock	87,353		$8.2233	(2)
12/11/2015	Purchase of Common Stock	155,422		$8.8835	(2)
12/14/2015	Purchase of Common Stock	78,889		$9.2610	(2)
05/02/2016	Sale of Common Stock	1,921,820		$9.4200

(1)	This purchase is matchable with the Insider’s sale on May 2, 2016 to the extent of any shares acquired after the Insider became a beneficial owner of more than 10% of the Company’s common stock. We reserve the right to disaggregate the reported transaction and treat it as separate purchases to the maximum extend permitted by law.
(2)	Average price per share.